Exhibit 99.1

Sky Solar Holdings, Ltd. Announces Completion of Merger

HONG KONG, October 9, 2020 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced the completion of the merger (the “Merger”) with Square Acquisition Co. (the “Purchaser”), pursuant to an agreement and plan of merger (the “Plan of Merger”), dated and filed by the Company and the Purchaser with the Registrar of Companies of the Cayman Islands on October 8, 2020 and effective on October 9, 2020. As a result of the Merger, the Company became a wholly-owned subsidiary of Square Limited and will cease to be a publicly traded company.

As previously announced by the Company, the tender offer of the Purchaser to purchase all of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”), including all Ordinary Shares represented by American depositary shares of the Company (“ADSs”), expired at 12:00 midnight, New York City time, at the end of the day on September 8, 2020. Promptly after the expiration date of the tender offer, the Purchaser accepted for payment all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the tender offer, and Ordinary Share and ADS holders whose Ordinary Shares and ADSs were accepted in the tender offer were paid US$0.30 per Ordinary Share or US$6.00 per ADS, less certain taxes and fees. Furthermore, the offeror group (the “Offeror Group”) for the tender offer, which includes Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment (H.K.) Limited, Abdullateef A. AL-Tammar, Development Holding Company Ltd., Bjoern Ludvig Ulfsson Nilsson, Square Acquisition Co. and Square Limited, stated that following the completion of the tender offer it intended to effect a merger with the Company and that at the effective time of the merger, each outstanding Ordinary Share (other than those held by Offeror Group) would be converted into the right to receive US$0.30 in cash per Ordinary Share, without interest and less any required withholding taxes, and each ADS issued and outstanding immediately prior to the effective time, together with the underlying Ordinary Shares represented by such ADS, would be cancelled in exchange for the right to receive US$6.00 in cash per ADS without interest and less any ADS cancellation fees and other related fees and withholding taxes.

Accordingly, and pursuant to the terms of the Plan of Merger, which has been approved by the Company’s board of directors, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than the Ordinary Shares held by the Offeror Group (including the Purchaser), has been cancelled and ceased to exist, in exchange for the right to receive US$0.30 per Ordinary Share in cash without interest and net of any applicable withholding taxes. As a result of the Merger, the Ordinary Shares represented by the outstanding ADSs have been cancelled, and each ADS now represents the right to receive US$6.00 per ADS in cash without interest, and net of any applicable withholding taxes, ADS cancellation fees and other related fees, if any (the “Merger Consideration”).

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Ordinary Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Ordinary Shares. Payment of the Merger Consideration, without interest and net of any applicable withholding taxes, ADS cancellation fees and other related fees, if any, will be made to holders of ADSs as soon as practicable after Citibank, N.A., the ADS depositary, receives (i) the aggregate Merger Consideration payable to holders of ADSs from the paying agent and (ii) the ADSs for cancellation in exchange for the Merger Consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ be suspended before the market opens as of October 9, 2020. NASDAQ has filed a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC once the delisting of the Ordinary Shares from NASDAQ becomes effective, which is expected to be on October 19, 2020. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2019, the Company owned and operated 115.1 MW of solar parks.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

United States

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

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